SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934*
(Amendment No. 5)

Monro Muffler Brake, Inc.
(Name of Issuer)
Common Stock, $.01 par value per share
(Title of Class of Securities)
610236101
(CUSIP Number)
Peter J. Solomon
520 Madison Avenue, 29th Floor
New York, New York 10022
(Name, address and telephone number of person
authorized to receive notices and communications)
November 5, 2008
(Date of event which requires filing of this statement).

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAME OF REPORTING PERSON Peter J. Solomon

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

SC; PF; OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		552,128 (includes 61,553 shares of Common Stock underlying presently exercisable stock options and 155,925 shares of Common Stock into which 10,000 shares of Class C Preferred Stock are presently convertible)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY EACH		561,993(1) (includes 350,830 shares of Common Stock into which 22,500 shares of Class C Preferred Stock are presently convertible)

REPORTING	9	SOLE DISPOSITIVE POWER
PERSON
WITH		552,128 (includes 61,553 shares of Common Stock underlying presently exercisable stock options and 155,925 shares of Common Stock into which 10,000 shares of Class C Preferred Stock are presently convertible)

	10	SHARED DISPOSITIVE POWER

561,993(1) (includes 350,830 shares of Common Stock into which 22,500 shares of Class C Preferred Stock are presently convertible)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,114,121(1) (includes 61,553 shares of Common Stock underlying presently exercisable stock options and 506,755 shares of Common Stock into which 32,500 shares of Class C Preferred Stock are presently convertible)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

(1)	As set forth in Item 5(b), Mr. Solomon disclaims beneficial ownership with respect to 561,993 of the shares reported herein.

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ITEM 1.	SECURITY AND ISSUER.
          The Schedule 13D (the “Schedule 13D”) initially filed on November 25, 1992 and previously amended on June 9, 1993, March 5, 1996, September 15, 2003 and March 4, 2004 by the undersigned relating to the common stock, par value $.01 per share (the “Common Stock”), issued by Monro Muffler Brake, Inc., a New York corporation (the “Company”), is hereby amended and restated by this Amendment No. 5 to the Schedule 13D. The Company’s principal executive offices are located at 200 Holleder Parkway, Rochester, New York 14615-3808.

ITEM 2.	IDENTITY AND BACKGROUND.
          (a) This statement is filed by Peter J. Solomon (“Mr. Solomon”).
          (b)-(c) Mr. Solomon is the Chairman of Peter J. Solomon Company, L.P., an investment banking firm located at 520 Madison Avenue, New York, New York 10022. Mr. Solomon is also a director of the Company.
          (d) Mr. Solomon has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.
          (e) Mr. Solomon has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          (f) Mr. Solomon is a citizen of the United States.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.
          The net investment cost (including broker’s fees and commissions, if any) of the 334,650 shares of Common Stock (adjusted for stock splits and dispositions) directly beneficially owned by Mr. Solomon is approximately $428,403, which came from the personal funds of Mr. Solomon. The beneficial ownership of 61,553 shares reported herein reflects grants by the Company to Mr. Solomon of options to purchase shares of Common Stock pursuant to the Company’s Non-Employee Directors’ Stock Option Plans. The net investment cost (including broker’s fees and commissions, if any) of the 10,000 shares of the Company’s Class C Convertible Preferred Stock, par value $1.50 per share (the “Class C Preferred Stock”), directly beneficially owned by Mr. Solomon is approximately $15,000, which came from the personal funds of Mr. Solomon. One share of Class C Preferred Stock is presently convertible into 15.5925 shares of Common Stock.

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          Mr. Solomon is the co-trustee of the Joshua N. Solomon 94 Trust, UA August 19, 1994 (the “Joshua N. Solomon Trust”), which acquired (i) 157,672 of the shares of Common Stock reported herein (including 105,249 shares of Common Stock into which shares of Class C Preferred Stock have been converted and adjusted for stock splits and dispositions) from Peter J. Solomon and Linda N. Solomon, trustees U/A dated December 30, 1980, FBO Joshua N. Solomon and (ii) 6,750 shares of the Class C Preferred Stock from Richard and Linda Solomon, trustees U/A dated December 8, 1983, FBO Joshua N. Solomon, each in a transfer of assets to the Joshua N. Solomon Trust.
          Mr. Solomon is the co-trustee of the Abigail R. Solomon 95 Trust, UA April 10, 1995 (the “Abigail R. Solomon Trust”), which acquired (i) 177,043 of the shares of Common Stock reported herein (including 113,045 shares of Common Stock into which shares of Class C Preferred Stock have been converted and adjusted for stock splits and dispositions) from Peter J. Solomon and Linda N. Solomon, trustees U/A dated December 30, 1980, FBO Abigail R. Solomon and (ii) 7,250 shares of Class C Preferred Stock from Richard and Linda Solomon, trustees U/A dated December 8, 1983, FBO Abigail R. Solomon, each in a transfer of assets to the Abigail R. Solomon Trust.
          Mr. Solomon is the co-trustee of the Kate J. Solomon 97 Trust, FBO Kate J. Solomon Trust UAD July 21, 1997 (the “Kate J. Solomon Trust,” and collectively with the Joshua N. Solomon Trust and the Abigail R. Solomon Trust, the “Trusts”), which acquired (i) 203,078 of the shares of Common Stock reported herein (including 132,536 shares of Common Stock into which shares of Class C Preferred Stock have been converted and adjusted for stock splits and dispositions) from Peter J. Solomon and Linda N. Solomon, trustees U/A dated December 30, 1980, FBO Kate J. Solomon and (ii) 8,500 shares of Class C Preferred Stock from Richard and Linda Solomon, trustees U/A dated December 8, 1983, FBO Kate J. Solomon, each in a transfer of assets to the Kate J. Solomon Trust.
          Mr. Solomon is the co-trustee of the Joshua N. Solomon Foundation (the “Joshua N. Solomon Foundation”) and the Peter J. Solomon Family Foundation (the “Peter J. Solomon Foundation” and together with the Joshua N. Solomon Foundation, the “Foundations”), each a charitable foundation. The Joshua N. Solomon Foundation acquired 22,500 of the shares of Common Stock reported herein from the Joshua N. Solomon Trust on November 24, 2003. The Peter J. Solomon Foundation acquired 850 of the shares of Common Stock reported herein from the Abigail R. Solomon Trust and 850 of the shares of Common Stock reported herein from the Kate J. Solomon Trust, each on November 24, 2003.

ITEM 4.	PURPOSE OF TRANSACTION.
          The Company’s securities were acquired for investment. Mr. Solomon may make further purchases of shares of Common Stock from time to time and may dispose of any or all of such shares at any time. Mr. Solomon is not currently involved in, and has no present intention to become involved in the formulation of, any plan or proposal that relates to, or could result in, any of the matters referred to in

CUSIP NO.	610236101	13D/A	Page	5	of	9	Pages
paragraphs (b) through (j) of Item 4 of Schedule 13D. Mr. Solomon may, at any time and from time to time, review or reconsider his position with respect to the Company, and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.
          As further discussed in Item 5, Mr. Solomon may be deemed to be the beneficial owner of 32,500 shares of Class C Preferred Stock, which constitute all of the shares of Class C Preferred Stock outstanding as of the date hereof. Pursuant to the Company’s Certificate of Incorporation, the vote of the holders of at least 60% of the shares of Class C Preferred Stock at the time outstanding, voting separately as a class, or, alternatively, the written consent of the holders of all outstanding shares of Class C Preferred Stock, is needed to effect or validate any action approved by a vote of the holders of shares of Common Stock. Therefore, the holders of the Class C Preferred Stock have an effective veto over all matters put to a vote of the holders of the Common Stock. Accordingly, Mr. Solomon has the power to, from time to time or at any time, vote such preferred shares, or grant or withhold consent, in a manner designed to block actions approved by the holders of the Common Stock. Mr. Solomon has no present intention to block any such action.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.
          (a) As of the date hereof, Peter J. Solomon may be deemed to be the beneficial owner of 1,114,121 shares of Common Stock, constituting 5.8% of the Common Stock outstanding. (2) The percentages throughout this Item 5 are based upon 19,116,130 outstanding shares of Common Stock, which includes (i) 18,547,822 shares of Common Stock reported to be outstanding as of October 24, 2008, as reflected in the Company’s Form 10-Q for the quarter ended September 27, 2008 and (ii) 506,755 shares of Common Stock that would be outstanding upon (x) the conversion of 32,500 shares of Class C Preferred Stock beneficially owned by Mr. Solomon and the Trusts and (y) the exercise of options for 61,553 shares of Common Stock held by Mr. Solomon.
          (b) Mr. Solomon has the sole power to vote and to dispose of 552,128 shares (2.9%) of Common Stock (including 155,925 shares of Common Stock into which 10,000 shares of Class C Preferred Stock are presently convertible).
          Mr. Solomon shares the power to vote and dispose of 157,672 shares (0.8%) of Common Stock (including 105,249 shares of Common Stock into which 6,750 shares of Class C Preferred Stock are presently convertible) with Joshua N. Solomon, who is co-trustee and the sole beneficiary of the Joshua N. Solomon Trust.
          Mr. Solomon shares the power to vote and dispose of 177,043 shares (0.9%) of Common Stock (including 113,045 shares of Common Stock into which 7,250 shares of Class C Preferred Stock are presently convertible) with Abigail R. Solomon, who is co-trustee and the sole beneficiary of the Abigail R. Solomon Trust.
(2) All beneficial ownership reported on this Amendment No. 5 to the Schedule 13D reflects a 3-for-2 stock split distributed by the Company on October 1, 2007.

CUSIP NO.	610236101	13D/A	Page	6	of	9	Pages
          Mr. Solomon shares the power to vote and dispose of 203,078 shares (1.1%) of Common Stock (including 132,536 shares of Common Stock into which 8,500 shares of Class C Preferred Stock are presently convertible) with Kate J. Solomon, who is co-trustee and the sole beneficiary of the Kate J. Solomon Trust.
          Mr. Solomon shares the power to vote and dispose of 22,500 shares (0.1%) of Common Stock with Joshua N. Solomon, who is co-trustee of the Joshua N. Solomon Foundation. Mr. Solomon shares the power to vote and dispose of 1,750 shares (0.01%) of Common Stock with Susan Solomon, Kate J. Solomon, Abigail R. Solomon and Joshua N. Solomon, who are each co-trustees of the Peter J. Solomon Foundation.
          Joshua N. Solomon is employed by The Young Women’s Leadership School as the Executive Director and his business address is 150 E 52nd Street, New York, New York 10022. Abigail R. Solomon is employed by Rosalind Productions, Inc. as a Producer and resides at 299 West 12th Street, #2E, New York, New York 10014. Kate J. Solomon is a self-employed business owner, of Babo Baby Company, and her business address is 270 Broadway, #16A, New York, New York 10007. Susan Solomon resides at 810 Fifth Avenue, New York, New York 10021.
          Neither Joshua N. Solomon, Abigail R. Solomon, Kate J. Solomon nor Susan Solomon has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Joshua N. Solomon, Abigail R. Solomon, Kate J. Solomon and Susan Solomon are each citizens of the United States.
          Mr. Solomon disclaims beneficial ownership of the 561,993 shares of Common Stock (including 350,830 shares of Common Stock into which 22,500 shares of Class C Preferred Stock are presently convertible) held by the Trusts and the 24,200 shares of Common Stock held by the Foundations.
          (c) During the past sixty days, Mr. Solomon and each of the Trusts has effected dispositions of shares of Common Stock held by Mr. Solomon and each of the Trusts. See SCHEDULE A for a listing of all such transactions. Mr. Solomon is a co-trustee of the Trusts and, accordingly, may be deemed to have a beneficial interest therein. As set forth in Item 5(b), Mr. Solomon expressly disclaims beneficial ownership with respect to all securities held by the Trusts.

CUSIP NO.	610236101	13D/A	Page	7	of	9	Pages
          (d) Pursuant to the agreements governing the Trusts, the beneficiary of each Trust has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of securities owned by the Trust. Pursuant to the agreements governing the Foundations, the trustees of each Foundation have the power to direct the receipt of dividends from or the proceeds from the sale of securities owned by such Foundation but do not have the right to receive such dividends or proceeds.
          (e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
          Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss or the giving or withholding of proxies.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.
          None.

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SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: January 9, 2009

/S/ PETER J. SOLOMON
Peter J. Solomon

CUSIP NO.	610236101	13D/A	Page	9	of	9	Pages
SCHEDULE A

		PRICE PER
DATE OF TRANSACTION	NUMBER OF SHARES SOLD(1)	SHARE ($)
11/3/08	68,016	$21.2654
11/4/08	64,881	$20.9827
11/5/08	73,338	$20.9438
11/6/08	50,397	$20.9001
11/7/08	39,706	$20.8291
11/10/08	3,662	$21.0057

(1)	The amounts shown in this column represent the aggregate number of shares disposed of by Mr. Solomon and all three of the Trusts on the stated date and at the stated price.